ALLIED GOLD LIMITED

10 November 2010

Company Announcements Office
Australian Stock Exchange Ltd

CONFIRMATION OF RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Allied Gold Limited advises that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands. No other resolutions were put to the meeting. In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Adoption of Remuneration Report	684,652,369	54,267,549	16,645,636	22,164,696
Resolution 2	Re-Election of Director – Anthony Lowrie	650,929,213	107,822,612	335,542	22,169,696
Resolution 3	Re-Election of Director – Montague House	651,069,213	107,842,612	175,542	22,169,696
Resolution 4	Re-Election of Director – Terence Sean Harvey	758,653,788	98,151	335,428	22,169,696
Resolution 5	Amendment of Constitution	759,139,630	885,386	27,377	22,169,696

Yours faithfully

Peter Torre
Company Secretary.